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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-33107

CANADIAN SOLAR INC.

545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

Incorporation by Reference	3
Signature	4
Exhibit Index	5
Exhibit 1.1
Exhibit 8.1
Exhibit 8.2
Exhibit 8.3
Exhibit 23.5
Exhibit 23.6
Exhibit 23.7

INCORPORATION BY REFERENCE

        The documents attached as exhibits 1.1, 8.1, 8.2, 8.3, 23.5, 23.6 and 23.7 to this 6-K shall be incorporated by reference into the Registrant's Registration Statement on Form F-3 initially filed on January 4, 2016 (No. 333-208828).

        The Registrant is filing material documents not previously filed.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Date: January 4, 2016

EXHIBIT INDEX

The following documents are filed as part of this Form 6-K:

Exhibit 1.1—Distribution Agency Agreement dated January 4, 2016 between the Registrant and Credit Suisse Securities (USA) LLC

Exhibit 8.1—Opinion of WeirFoulds LLP regarding the tax matters

Exhibit 8.2—Opinion of Kirkland & Ellis LLP regarding the tax matters

Exhibit 8.3—Opinion of Zhong Lun Law Firm regarding the tax matters

Exhibit 23.5—Consent of WeirFoulds LLP (included in Exhibit 8.1)

Exhibit 23.6—Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

Exhibit 23.7—Consent of Zhong Lun Law Firm (included in Exhibit 8.3)